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                                                                   EXHIBIT 99.13

Vitafort International


December 3, 1996

RICHARD SCHUSTER
Schuster Flexible Packaging
5519 Jillson Street                              TEL: (213) 887-1997
Commerce, Ca. 90040                              FAX: (213) 887-0909

Re:     Billing and Retainer Payments in Kind

Dear Richard,

       This is to confirm that you have agreed to accept up to 25,000 shares of unrestricted, tradable common stock of Vitafort as payment on account of Vitafort for agreed products, services and fees rendered on our behalf by your firm (Schuster Flexible Packaging). The terms under which the securities are to be accepted as follows:

1) Vitafort will issue, at the earliest practical time, sufficient shares (as near to December 10, 1996 as possible) to fully cover outstanding amounts due and a reasonable estimate of the retainer necessary to cover the coming month's planned activity. This reconciliation/issue process will be repeated monthly (at or near month end) until the full number of shares has been issued.

2) Richard Schuster shall have the option to dispose of the shares in the open market, in an orderly manner, during the ensuing 30 days from the date of issuance.

3) The net proceeds received from the sale of the shares shall be considered as payment on account of Vitafort, and applied against open valid invoices for services, or applied to your retainer for future services.

4) Richard Schuster may choose, at his sole discretion, to keep the shares of stock beyond the thirty days noted. In such case, Exposure Sales & Marketing will post a credit on the Vitafort account in an amount equal to the closing bid price on the Nasdaq Electronic Bulletin Board as of the date of issuance, less estimated costs (not to exceed 6%). Such credit shall be applied against valid open invoices and your retainer for future services in the same manner as a cash payment in full for the stock issued. Vitafort shall bear no interest in the future sales proceeds of such stock, regardless of any difference between the actual proceeds and the credit given.

5) Richard Schuster, via Schuster Flexible Packaging, will continue to bill for approved services and related fees on a monthly basis, in the ordinary course of business.

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   These monthly billings will clearly include both the credits earned via stock issuance, and support for the method of valuation (e.g.; net transaction proceeds via broker confirmation).

       If the foregoing correctly sets forth our agreement and understanding, please sign a counterpart of this letter in the space provided below and return a copy to the undersigned. Upon return, we will arrange for the appropriate documentation to approve and issue the shares in accordance with the foregoing, Vitafort International Corporation bylaws and SEC regulations.

Sincerely,                                    Agreed and Accepted:
/s/ Theo Bradford                  /s/ Richard Schuster /12-3-96/ ###-##-####
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                                     Richard Schuster  / Date  /  Taxpayer ID